EXHIBIT 21.1

SIGNIFICANT SUBSIDIARIES OF MAXLINEAR, INC.

Name	Jurisdiction

MaxLinear Asia Singapore Pte. Ltd.	Singapore
MaxLinear Asia Limited	Malaysia
Entropic Communications, LLC	Delaware, U.S.A.
Exar Corporation	Delaware, U.S.A